InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

June 3, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tracie Mariner and Jenn Do

Re:	InflaRx N.V.
Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-38283

Dear Ms. Mariner and Ms. Do:

This letter sets forth the response of InflaRx N.V. (the “Company”) to the comment letter dated May 22, 2025 from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s annual report for fiscal year ended December 31, 2024 on Form 20-F, filed on March 20, 2025 (File No. 001-38283) (“Form 20-F”), transmitted to Thomas Taapken, Chief Financial Officer of the Company.

For your convenience, set forth below is the text of the Staff’s comment and the Company’s response thereto.

Form 20-F for Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects Results of operations
Comparison of the years ended December 31, 2024 and 2023
Research and development expenses, page 96

1.
Staff’s comment: We note from your disclosures, as well as the pipeline table on page 59, that vilobelimab and INF904 are each in clinical development for two or more indications. Considering the significant research and development expenses you have historically incurred and expect to continue to incur, please provide revised disclosure in future filings to disclose the costs incurred during each period presented for each of your key product candidates by indication. If you do not track your research and development costs by candidate and/or indication, disclose that fact and explain why you do not maintain and evaluate research and development costs by candidate and/or indication and, in this case, break out external research and development costs by clinical and pre-clinical. In this regard, we note the disclosure on page F-20 of the makeup of your third-party services expenses which includes aggregated costs attributable to clinical and pre-clinical studies. If you cannot disaggregate these amounts, please disclose that fact and explain why not. Include draft disclosure with your response.

Response: The Company respectfully acknowledges the Staff’s comment. Currently, the Company’s internal tracking system allows it to disaggregate research and development (“R&D”) expenses by key product candidate, but not by indication. In future filings, the Company will disclose third-party and other R&D expenses incurred during each reporting period for each key product candidate. The Company cannot disaggregate R&D expenses by indication in a reliable manner due to the nature of the Company’s clinical development activities. As the Company’s key product candidates are currently in early and mid-stages of clinical development, certain of the Company’s significant R&D activities, including pharmacology, toxicology, metabolism, formulation and several other studies, are performed for the benefit of advancing a product candidate across a range of different future clinical indications and not on an indication-by-indication basis.

The Company advises the Staff that it is not currently pursuing pre-clinical development of any potentially key product candidates. However, if the Company engages in pre-clinical development of a potentially key product candidate in the future, the Company will evaluate the relevance of breaking out external R&D costs by pre-clinical and clinical costs at such time.

Below is the draft R&D expenses table the Company intends to include in its future filings. In addition to such quantitative disclosure, the Company intends to include narrative disclosure highlighting any qualitative period-to-period insights of management related to the R&D expenses of its key product candidates on a disaggregated basis.

	[Current Period]	[Prior Period]	Change
(in €)
Third-party expenses
thereof for vilobelimab
thereof for INF904
thereof for unallocated
Personnel expenses
Legal and consulting fees
Other expenses
thereof for vilobelimab
thereof for INF904
thereof for unallocated
Total

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions, please contact Sophia Hudson, P.C. at (212) 446-4750 or Leia Pearl Andrew at (212) 390-4313, each of Kirkland & Ellis LLP, counsel to the Company.

Sincerely,

InflaRx N.V.

By:	/s/ Thomas Taapken
Name: Thomas Taapken
Title: Chief Financial Officer

cc:	Sophia Hudson, P.C.
Leia Pearl Andrew
Kirkland & Ellis LLP